Filed by ISB Financial Corp.

pursuant to Rule 425 under the

Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: ISB Financial Corp.

Commission File Number: To be assigned

September 12, 2007

Dear First State Bank Customer,

We are pleased to announce that ISB Financial Corp. (the holding company of First State Bank, Conrad, and Iowa State Bank & Trust Company, Iowa City) and MidWestOne Financial Group, Inc. (the holding company of MidWestOne Bank, Oskaloosa) have agreed to join forces and merge the operations of our financial companies.  We want to ensure that you are aware of this exciting merger involving three fine community financial institutions in Iowa.

It is anticipated that the transaction will close in early 2008, subject to stockholder and regulatory approval.  In mid-2008, the three banks will merge under Iowa State Bank & Trust Company’s state bank charter and be headquartered in Iowa City.  The bank name will become MidWestOne Bank.  Following the merger of equals, we will be able to offer you the convenience of 29 full-service banking centers and 51 ATM locations throughout 21 communities in eastern and central Iowa.  We will keep our commitment to being the “best of the area” where we do business.

Dick Summerwill will continue to be Chairman of the Board and Charlie Funk will remain President & CEO after the merger.  Current MidWestOne Chairman, President and CEO, Charlie Howard, will serve as Vice Chairman of the Board, current MidWestOne Chief Financial Officer, David Meinert, will serve as CFO, and current MidWestOne President, John Pothoven, will serve as Chief Operating Officer.  Current First State Bank President and CEO, Doug Benjamin, will be Market President of the current First State Bank market.

How will this merger benefit you?

•                  Renewed commitment to maintain a strong, independent, locally focused banking company in your community

•                  Convenience of local decision making

•                  Expanded range of financial products and services from which to choose and enhanced delivery of these products

•                  Expanded access to 29 branch locations in 21 communities

•                  Increased lending limits for borrowers

•                  Expanded access to 51 surcharge-free ATMs

The First State Bank employees you have come to know will still be here to serve you into the future.  If you have additional questions, feel free to contact any of our financial services professionals, read over the enclosed frequently asked questions, or visit our website at www.firststatebankia.com.  Again, we thank you for your business and appreciate the trust you have placed in our associates and in our leadership as we expand our service as a local community bank.

Sincerely,

Douglas L. Benjamin	Dorothy L. King
President & CEO	Board of Directors
First State Bank	First State Bank

September 12, 2007

Dear ISB&T Customer,

We are pleased to announce that ISB Financial Corp. (the holding company of Iowa State Bank & Trust Company, Iowa City, and First State Bank, Conrad) and MidWestOne Financial Group, Inc. (the holding company of MidWestOne Bank, Oskaloosa) have agreed to join forces and merge the operations of our financial companies.  We want to ensure that you are aware of this exciting merger involving three fine community financial institutions in Iowa.

It is anticipated that the transaction will close in early 2008, subject to stockholder and regulatory approval.  In mid-2008, the three banks will merge under Iowa State Bank & Trust Company’s state bank charter and be headquartered in Iowa City.  The bank name will become MidWestOne Bank.  Following the merger of equals, we will be able to offer you the convenience of 29 full-service banking centers and 51 ATM locations throughout 21 communities in eastern and central Iowa.  We will keep our commitment to being the “best of the area” where we do business.

Dick Summerwill will continue to be Chairman of the Board and Charlie Funk will remain President & CEO after the merger.  Current MidWestOne Chairman, President and CEO, Charlie Howard, will serve as Vice Chairman of the Board, current MidWestOne Chief Financial Officer, David Meinert, will serve as CFO, and current MidWestOne President, John Pothoven, will serve as Chief Operating Officer.  Current First State Bank President and CEO, Doug Benjamin, will be Market President of the current First State Bank market.

How will this merger benefit you?

•                  Renewed commitment to maintain a strong, independent, locally focused banking company in your community

•                  Convenience of local decision making

•                  Expanded range of financial products and services from which to choose and enhanced delivery of these products

•                  Expanded access to 29 branch locations in 21 communities

•                  Increased lending limits for borrowers

•                  Enhanced investment and wealth management services

•                  Expanded access to 51 surcharge-free ATMs

The ISB&T employees you have come to know will still be here to serve you into the future.  If you have additional questions, feel free to contact any of our financial services professionals by stopping by or calling 319-356-5800, read over the enclosed frequently asked questions, or visit our website at www.isbt.com.  Again, we thank you for your business and appreciate the trust you have placed in our associates and in our leadership as we expand our service as a local community bank.

Sincerely,

Charles N. Funk	W. Richard Summerwill
President & CEO	Chairman of the Board
Iowa State Bank & Trust Company	Iowa State Bank & Trust Company

ISB Financial Corp.

Customer FAQs - September 12, 2007

Who are ISB Financial Corp. and MidWestOne Financial Group, Inc.?

ISB Financial is the holding company of Iowa State Bank & Trust Company, based in Iowa City, Iowa, and of First State Bank, based in Conrad, Iowa.  MidWestOne Financial Group is the holding company of MidWestOne Bank, based in Oskaloosa, Iowa, and with offices throughout Eastern and Central Iowa.

Why are ISB Financial Corp. and MidWestOne Financial Group, Inc. merging?

The merger of ISB Financial Corp. and MidWestOne Financial Group, Inc. will create a strong, independent financial services institution based in Iowa with banking assets of approximately $1.4 billion and assets under management of approximately $635 million.  The entities share a vision for ongoing success and service to customers and believe that together, they can continue to exceed customer expectations and grow more effectively than alone.

Are Iowa State Bank & Trust Company, First State Bank, and MidWestOne Bank merging?

Yes, eventually.  The “merger of equals” transaction between the two holding companies is the first step in a process that is expected to receive regulatory and other approvals in the first quarter of 2008 and will eventually result in the merger and consolidation of Iowa State Bank & Trust, First State Bank, and MidWestOne Bank.

What will be the name of the merged bank?

The boards of the two merging companies together chose the name “MidWestOne Bank” because it better represents the larger geographic area being served by the combined institution.

Has one bank acquired the other(s)?

No.  The transaction is a “merger of equals” with each organization contributing an equal number of directors to the new holding company board and bank board.

Who will be running the company?

Current ISB Chairman and CEO, W. Richard Summerwill will be Chairman of the Board.  Current ISB&T President and CEO, Charles N. Funk, will be President and CEO.  Current MidWestOne Chairman, President and CEO, Charles S. Howard, will serve as Vice Chairman of the Board.  Current MidWestOne Chief Financial Officer, David A. Meinert, will serve as CFO.  Current MidWestOne President, John P. Pothoven, will serve as Chief Operating Officer.  Current First State Bank President and CEO, Douglas L. Benjamin, will be Market President of the current First State Bank market.

Will I be able to conduct business with the same professionals with whom I currently work?

Yes.

Where will the main bank headquarters be located?

Iowa City.

What is the immediate impact of this merger?

Business as usual.  The two organizations will continue to operate competitively, in all markets until completion of the merger.  Because the banks use many of the same data systems there will be a familiarity for employees with regards to operations.

Will I have to change my account number(s)?

We will make all efforts to not change account numbers.  Any impact following a merger of the three banks may affect a very small percentage of our customers.  Any customers impacted would be contacted well in advance.

Will the merger allow me to bank at my current branch and familiar ATMs but also at other branches and ATMs in Iowa without transaction fees?

You will be able to do your banking at any one of 29 conveniently located branches throughout eastern and central Iowa, as well as online.  Your transactions at all Iowa State Bank & Trust, First State Bank, and MidWestOne Bank ATM locations will also become surcharge-free.

Can I use my current checks until they are gone or will I have to purchase new checks?  Will I have to get a new ATM/check card?

You may continue banking activities as normal.  In the event that any account or card numbers must change, those customers will be notified well in advance.

Will I be able to continue paying my bills online and send my credit card, loan and/or mortgage payments to the same location?

Absolutely!  There will be no change in online banking and you may continue sending payments to the same location.

Will banking hours change?

No changes are anticipated although we will continually monitor each of our locations to maximize the hours of operation to best meet our customers’ needs.

Are we changing products and services?

As a result of the merger/conversion process, we anticipate the blending of best products and practices, and the development of new financial products in order to better meet our customers’ needs.

How will this benefit me?

•                  Same dedicated financial and wealth management professionals to serve your needs

•                  An account relationship with a strong, local, independent community bank headquartered in Iowa that will continue its longstanding support of the communities in which we do business.

•                  Comfort in knowing that decisions are made at the local level

•                  A continued commitment to excellence in customer service

•                  Commitment to expanded financial products and services

•                  Expanded access to 29 branch locations in 21 communities throughout eastern and central Iowa

•                  Expanded access to 51 surcharge-free ATMs

•                  Increased lending limits for customers

Will my accounts continue to be FDIC insured?

Yes.  When two or more insured banks merge, the deposits from the assumed bank continue to be insured separately for at least six months after the merger.  This grace period gives a depositor the opportunity to restructure his or her accounts, if necessary.

The letter I received was postmarked from Illinois.  Why is that?

ISB Financial Corp. enlisted Merrill Corporation of Chicago to assist in the production of materials.  To assure the information of this merger remained confidential, it was necessary to have these materials produced out-of-market.  We remain committed to spending locally whenever possible.

Where can I get more information about the changes that are taking place?

ISB&T customers can call 319-356-5800, stop into any ISB&T location, or visit the website at www.isbt.com.  First State Bank customers can call 641-366-2165 in Conrad, 641-482-3105 in Melbourne, and 319-346-1645 in Parkersburg, visit any FSB location, or visit the website at www.firststatebankia.com.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger, ISB will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of ISB common stock to be issued to the shareholders of MidWestOne. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of ISB and MidWestOne seeking their approval of the merger.  In addition, each of ISB and MidWestOne may file other relevant documents concerning the proposed merger with the SEC.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ISB, MIDWESTONE AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents, when available, through the website maintained by the SEC at http://www.sec.gov. Free copies of the joint proxy statement/prospectus also may be obtained, when available, by directing a request by telephone or mail to ISB Financial Corporation, Inc., 102 South Clinton Street, Iowa City, Iowa 52244, Attention: Kenneth Urmie (telephone: (319) 356-5800) or MidWestOne Financial Group, Inc., 222 First Avenue East, Oskaloosa, Iowa 52577, Attention: David Meinert (telephone: (641) 673-8448) or by accessing ISB’s website at http://www.isbt.com or MidWestOne’s website at http://www.midwestonebank.com under “Company Info.”  The information on ISB’s and MidWestOne’s websites is not, and shall not be deemed to be, a part of this release or incorporated into other filings either company makes with the SEC.

ISB and MidWestOne and their respective directors, executive officers and members of management may be deemed to be participants in the solicitation of proxies from the shareholders of ISB and/or MidWestOne in connection with the merger.  Information about the directors and executive officers of MidWestOne is set forth in the proxy statement for MidWestOne’s 2007 annual meeting of shareholders filed with the SEC on March 23, 2007. Additional information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available.

Caution Regarding Forward-Looking Statements

Statements made in this release, other than those concerning historical financial information, may be considered forward-looking statements, which speak only as of the date of this release and are based on current expectations and involve a number of assumptions.  These include statements as to the anticipated benefits of the merger, including future financial and operating results, cost savings and enhanced revenues that may be realized from the merger as well as other statements of expectations regarding the merger and any other statements regarding future results or expectations. Each of ISB and MidWestOne intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this statement for purposes of these safe harbor provisions.  The companies’ respective ability to predict results, or the actual effect of future plans or strategies, is inherently uncertain. Factors that could cause actual results to differ from those set forth in the forward-looking statements or that could have a material effect on the operations and future prospects of each of ISB and MidWestOne and the resulting company, include but are not limited to: (1) the businesses of ISB and/or MidWestOne may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) customer and employee relationships and business operations may be disrupted by the merger; (5) the required regulatory and shareholder approvals may not be obtained within expected timeframes, or at all, and the ability to complete the merger may be more difficult, time-consuming or costly than expected; (6) changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Federal Reserve Board; the quality and composition of each company’s loan and securities portfolios; demand for loan products; deposit flows; competition; demand for financial services in the companies’ respective market areas; their implementation of new technologies; their ability to develop and maintain secure and reliable electronic systems; and accounting principles, policies, and guidelines, and (7) other risk factors detailed from time to time in filings made by ISB or MidWestOne with the SEC.  ISB and MidWestOne undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise.

This release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction in which such solicitation would be unlawful.